Exhibit 99.1

NEWS RELEASE

TSX: ELD NYSE: EGO

April 14, 2026

Eldorado Gold Completes Acquisition of Foran Mining

VANCOUVER, BC – Eldorado Gold Corporation (TSX:ELD) (NYSE:EGO) (“Eldorado”) is pleased to announce the completion of Eldorado’s acquisition of all of the outstanding shares of Foran Mining Corporation (“Foran”) pursuant to a plan of arrangement (the “Transaction”).

“Closing this transaction marks an important milestone for Eldorado,” said George Burns, Chief Executive Officer. The acquisition of Foran enhances our portfolio with the addition of McIlvenna Bay a high-quality, long-life asset in a premier mining jurisdiction, further strengthening the balance and resilience of our existing asset base. McIlvenna Bay also provides Eldorado with additional exposure to copper, a recognized critical mineral, and offers exceptional exploration potential, enhancing the long-term growth of our portfolio. We look forward to working alongside the Foran team to advance the McIlvenna Bay project responsibly and deliver sustainable, long-term value for our shareholders and stakeholders.”

With Foran now a wholly-owned subsidiary of the Company, Eldorado intends to de-list the Foran shares from the TSX and OTCQX as soon as practicable. Eldorado also intends to submit an application to the applicable securities regulators to have Foran cease to be a reporting issuer and terminate its public reporting obligations under Canadian securities laws.

Information for Former Foran Shareholders

In order to receive the Transaction consideration in exchange for their Foran shares, registered shareholders of Foran must complete, sign, date and return the letter of transmittal that was mailed to each registered Foran shareholder prior to the Effective Time. The letter of transmittal is also available under Foran’s profile on SEDAR+ at www.sedarplus.ca.

For those shareholders of Foran whose Foran shares are registered in the name of a broker, investment dealer, bank, trust company, trust or other intermediary or nominee, they should contact such nominee for assistance in depositing their Foran shares and should follow the instructions of such intermediary or nominee.

Additional Information

Full details of the Arrangement are set out in the joint management information circular of Eldorado and Foran dated March 11, 2026 (the “Circular”) prepared in connection with the special meetings of Eldorado and Foran held separately on April 7, 2026 and filed on www.sedarplus.ca.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Greece and Türkiye. Eldorado has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

About the McIlvenna Bay Project

The McIlvenna Bay project is located within the documented traditional territory of the Peter Ballantyne Cree Nation, comprises the infrastructure and works related to development and exploration activities of Foran, and hosts the McIlvenna Bay Deposit and Tesla Zone.

The McIlvenna Bay Deposit is a copper-zinc-gold-silver rich deposit intended to be the centre of a new mining camp in a prolific district that has already been producing for 100 years. The McIlvenna Bay Property sits just 65 km West of Flin Flon, Manitoba, and is part of the world-class Flin Flon Greenstone Belt that extends from Snow Lake, Manitoba, through Flin Flon to Foran’s ground in eastern Saskatchewan, a distance of over 225 km.

Contacts:

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “deliver”, “estimates”, “expects”, “forecasts”, “generate”, “guidance”, “intends”, “plans”, “projected” or “scheduled” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: management’s views on the impact and strategic implications of the Transaction, delisting of the Foran shares from the TSX and OTCQX; Foran ceasing to be a reporting issuer under Canadian securities laws; Eldorado’s plans and expectations for its properties and operations, including with respect to the McIlvenna Bay Project; views on the life of assets; and generally our strategy, plans, and goals. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of Eldorado to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements and forward-looking information are by their nature based on a number of assumptions that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include, for Eldorado, assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold, copper and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to effectively use invested capital and unlock potential expansion opportunities across the portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that Eldorado operates in. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: commodity price risk; development risks at Skouries, the McIlvenna Bay Project and other construction and development projects including the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality and our ability to construct key infrastructure within the required timelines, and unexpected inclement weather and climate events that may delay timelines; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; our ability to completely understand geotechnical structures, geotechnical and hydrogeological conditions or failures; regulatory requirements as they relate to mine plan approvals; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of mineral reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; integration risks related to the Transaction; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and Eldorado’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to availability of labour resources, including for construction, development and improvements activities, and their productivity employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in Eldorado’s most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in Eldorado’s most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR which discussion provides a fuller understanding of the risks and uncertainties that affect Eldorado’s business and operations.

In respect of the McIIvenna Bay Project, risks, uncertainties and other factors include; McIlvenna Bay has no history of mineral production; uncertainties and risks relating to the McIlvenna Bay 2025 Technical Report; and the additional risks in relation to the McIIvenna Bay project identified in Foran’s filings with Canadian securities regulators on SEDAR+ in Canada (available at www.sedarplus.ca). Although Foran has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, Eldorado does not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of Eldorado’s business contained in its respective reports filed with the securities regulatory authorities in Canada and the U.S., as applicable, and to the additional information contained in Foran’s filings with the securities regulatory authorities in Canada.

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